Sent at: 10/27/2021 11:58:31 AM

[Test] Invest in GameApart's mission 🎲

From: GameApart - James Simmons, Founder <concierge@gameapart.com>
To: james@gameapart.com

Cure Zoom fatigue. Save remote work. Disrupt game night. You in? | View in browser

PLAY IT ON GameApart

Hi ,

When I started GameApart, it was going to be a fun side project. A way to hone some skills and work with my brother, some friends, and some former co-workers (also friends!) and solve a very specific need during COVID lockdowns: playing Cards Against Humanity over Zoom (but with GIFs, obviously).

Of course I hoped that there would be a business here, but I had no idea some of the trends we were touching on, including:

- The addition of "virtual hangouts" to our social toolbelt, with **81% of the U.S. population saying they've been on a *non-work-related* virtual hangout in the last 90 days** (a happy hour, wine tasting, birthday party, bridal shower, get together with friends, catch up with the grandparents, etc.)
- The party/card/board game industry is a **$16bn market growing at 13% a year** due to the focus on communication, connection, and bonding... and ripe for disruption in the same way that books have evolved into e-readers and DVDs to streaming
- Meanwhile, at work, Gartner predicts that **51% of knowledge workers will be remote or partially remote by the end of next year** — meaning the trend COVID accelerated isn't reversing itself any time soon (or ever, really)
- This is giving rise to a new breed of software driving engagement, wellbeing, and culture in the organizations of the future; called Employee Experience Platforms, analysts estimate this to be a **$300bn market annually**

The Bottom Line

Having brought in $500K to get us this far (we'll tell you below what we've done with it), it's time for GameApart to grow up! We're raising our seed funding, and are setting aside ~30% of the round to offer through an equity crowdfunding campaign on WeFunder. Through it, you can be part of our success alongside our other investors. Or to put it another way... you have a chance to earn a return on your investment from gaming (investors receive Premium membership and other perks).

I'M INTERESTED


VERBODEN

Our story so far...

GameApart started last year after what felt like my hundredth Zoom (or Teams, Google Meet, Slack, ...) call of the week. After days filled with work calls, online parenting classes, virtual conferences and happy hours, hangouts with friends and catch up calls with the grandparents, I was burnt out. I went looking for a platform to play a simple party game... and to my surprise, it didn't exist! That night we ended up jerry-rigging something. It worked but was pretty clunky—it lagged, had a pretty limited selection, and as the host I had to fork over about $50 for something I had no idea if I'd ever use again.

This bounced around in my head for a week or so, and I decided to build the platform I couldn't find. My first call was to my brother Justin, who I knew had the gaming and in-the-trenches technical know-how to make it happen, to see if he was in. He was. In short order Holly (game production), Giovanni (development), Stef (marketing) and Creighton (design) came onboard, and we were off to the races. Probably the best thing about the GameApart team is that I've worked with all of these people (plus almost everyone else that's joined us along the way) before, so we got to jump past a lot of the "get to know the team" stuff and straight to the "get $#!t done" part.

Since starting the company last year, we've come a long ways! We've:

- Launched our platform, with 8 games live, 2 more in development, and 10 more in the pipeline. Our licensed games alone would cost 10x our annual subscription fee to buy... and that'll be 30x in a year!
- Gotten rave reviews, with 4.7 stars on the Apple App Store, 4.6 stars on the Google Play Store, and 87% of our users saying they love GameApart after their first few games!
- Signed licensing deals with 5 top-notch independent game makers... and we've had to stop signing up more until we complete this funding round, as our game backlog WAY exceeds our development capacity at this point. In addition to our own titles, we've launched *Done With 2020*, *Charty Party*, *Conspiracy Theory*, and *Fluster*, with more on the way soon.
- Brought on thousands of early access users (including many of you receiving this email!) on almost no marketing spend. In fact, we have an incredibly low customer acquisition cost, average $1.44/sign-up over the past eight weeks, with 73% of users that sign up going to play a game.
- Most recently, launched GameApart for Teams, in recognition of the huge percentage of our user base playing with their remote teammates around the world, and featuring special features including automatic Zoom invites, ice breakers, and (coming soon) special apps/games and more!


GIFs
against
Society


OCHOS
LOCOS


Tip of the Tongue


FLUSTER


CHARTY
PARTY


CONSPIRACY
THEORY
TRIVIA BOARD GAME

INVEST NOW

A reminder on how it works!


1. GATHER YOUR PEOPLE
Go to www.gameapart.com, click "Start Game", and share your screen.


2. SELECT A GAME
Games in the Teambuilding category are confirmed "safe for work".


3. CONNECT TO THE GAME
Each player joins via the GameApart app on their phone.

Or, since a video is worth a thousand pictures (right?), you can watch an intro and playthrough with our friends at The Dice Tower:


HOW TO PLAY
+ PLAYTHROUGH
HOW TO PLAY
the
DICE
TOWER

If the video still above doesn't show up or it isn't clickable, you can watch the video here.

Where we're headed...

We're just getting started here at GameApart, and we can't wait for you to see what's in store over the next year! Due to SEC rules we can't go into our expected financial performance (that info is on our WeFunder page though!), but the product/feature plans we CAN talk about here include:

- Launching our Zoom, Microsoft Teams, and Slack integrations to allow seamless inviting and launching within these popular meeting and collaboration apps, as well as immediate access to your teams and friends
- Tools to schedule games, automatically create video calls, and invite your friends at the click of a button (think Doodle, Facebook, calendar integrations)
- We're coming to your living room TV as well—you can already cast the GameApart tabletop to your TV (have you tried playing in person yet?), but we'll be launching a FireTV app shortly, followed by other platforms later next year
- We have another 10-12 games already in the pipeline, and several more partnerships in work; we aim to launch 25 new titles over the next year

including card, party, and board games as well as episodic content (murder mysteries and escape rooms), strategy and social deduction games, and virtual activity apps (for virtual wine tasting, recipe following, and more)

SHOW ME THE FULL PITCH

I'd love to have you in our corner!

We're grateful to have had you along for the ride this far! But we'd sure love to have you join us for this next chapter in our journey.

I've talked about the rest of the team, but haven't really introduced myself. I'm new to the gaming space, but have been in the tech world for the last fifteen years. I was previously the CEO of Everyone Counts, a digital voting startup, which we sold in 2018 in a transaction M&A Advisor called the *Corporate/Strategic Deal of the Year*.

While GameApart is without a doubt a labor of love and passion for all of us, it's also very much about building a valuable, profitable business for our investors. We believe we can help make the lives of the 545+ million "daily meeting participants" out there a little better—be they friends, family, or team members—while turning a profit, and we'd love for you to be part of that as a user, investor, advisor, or just a cheerleader! Please don't hesitate to reach out to me with any thoughts, questions, or ideas!

James Simmons
Founder & CEO



Make Zoom fun again...

Join our friends and family in taking advantage of early bird terms on the crowdfunding portion of our seed round —

I'M IN


GameApart
VERBODEN
Team Alpha

Important notice

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through WeFunder's platform. Any indication of interest involves no obligation or commitment of any kind.

LEARN MORE

GameApart

Published by Stefanie Histed · November 4 at 12:54 PM ·

It's been a blast building GameApart to help families, friends, and teams connect over games. Now, we want to share our success with those who've supported us.

Check out our Wefunder crowdfunding pitch to see the details and invest! https://wefunder.com/gameapart

(We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed with the SEC and only through an accredited platform. Any indication of interest involves no obligation or commitment of any kind.)


GameApart
EMPTY
END GAME

9	1	–	
People reached	Engagement	Distribution Score	Boost Post

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OUR
EQUITY
CROWD
FUNDING
IS
LIVE!

gameapart • Following

gameapart It's been a blast building GameApart to help families, friends, and teams connect over games.

We want to share our success with those who've supported us from the start — that's why we are excited to announce that we just opened an equity crowdfunding campaign!

Click the link in our bio to visit our pitch on Wefunder to learn more! [We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed with the SEC and only through an accredited platform. Any indication of interest involves no obligation or commitment of any kind.]

Liked by leahjson and 2 others

4 DAYS AGO

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